FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 5, 2004

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated January 5, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2004	NUR MACROPRINTERS LTD. BY: /S/ David Amir —————————————— David Amir Chief Executive Officer

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS RECEIVES $2.0 MILLION OF EQUITY FUNDING

Lod, Israel, January 5, 2004 – NUR Macroprinters, (Nasdaq: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that it has received $2.0 million of equity funding from investors who recently provided a $3.5 million stand-by convertible loan financing commitment.

The investors exercised their right to purchase ordinary shares of the Company by converting $2.0 million of the $3.5 million stand-by loan commitment. The conversion price was $0.62 per share, approximately 20% higher than the Company’s stock price at the time it accepted the investor term sheet in mid-2003. At the November 2003 annual shareholder meeting, the Company’s shareholders approved the stand-by loan financing commitment from accredited investors from the U.S. and other countries, including their right to convert into equity.

Mr. Dan Purjes, Chairman of the Board and a majority shareholder in the Company, participated in this stand-by loan in the amount of $1.3 million. Mr. Purjes and his family exercised their right to purchase $0.4 million of equity in NUR. The remaining unconverted $1.5 million will continue to be available to the Company as a stand-by loan commitment until July 31, 2004.

The conversion was initiated by the Company in order to improve its working capital to meet an anticipated increase in manufacturing volumes in 2004. As an inducement for conversion, NUR offered to register the shares issued under the conversion as soon as possible pending the completion of the Company’s 2003 audited financial reports.

Commenting on the equity funding, Dan Purjes, Chairman of the Board, said, “The decision by the stand-by loan commitment investors to convert most of their funds to equity is a strong testimonial of their confidence in the new NUR management team led by David Amir, who became President and CEO in April of 2003. Since then, NUR has gone from a company in difficulty to one whose challenge now is optimizing manufacturing capacity.”

Mr. Purjes continued, “In the face of global economic and geopolitical stress, an extraordinary turnaround was executed. Two new product lines were successfully introduced. The Company’s Ultima equipment manufacturing facility was relocated to Israel, as was its ink manufacturing facility. The Company’s joint venture manufacturing partner in Israel was bought out so that all manufacturing is controlled by the Company. The Company’s American headquarters were relocated from San Antonio, Texas to Moonachie (northern) New Jersey, and the Company’s Asia-Pacific headquarters were relocated from Shanghai to Hong Kong. New senior management teams were appointed at each of the Company’s three global region headquarters. The Company’s bank debt was restructured and $3.5 million was raised in the form of a stand-by loan commitment of which $2.0 million has now been converted into equity.

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Dan Purjes concluded, “The Board and investors of NUR appreciate the dedication and hard work contributed by NUR’s employees that went into this turnaround, and we have great hope for the Company’s future. We stand ready to support the Company as its business grows in the days to come.”

Commenting on the equity funding, David Amir, NUR Macroprinter’s President and CEO, stated, “The original stand-by convertible loan financing commitment was obtained while the Company was emerging from a very difficult period; it represented a belief in our future, despite the inherent risks at that time. The investors’ decision to now convert the major portion of their loan into equity signifies their strong confidence in NUR going forward.”

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace.

More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR: Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com.

CONTACTS:

NUR MACROPRINTERS:	DAVID SELIGMAN 011 972-67-726-559 cfo@nur.com

PORTFOLIO PR:	Paul Holm / Jerry Cahn 212-736-9224 pholm@portfoliopr.com / jcahn@portfoliopr.com

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